DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a brief description of the Class A ordinary shares, nominal value $0.01 per share (the “Ordinary Shares”) of Cardtronics Plc (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934.

Description of Ordinary Shares

The following description of the Ordinary Shares, related provisions of the Company’s Articles of Association (the “Articles”) and applicable English Law is qualified in its entirety by, and should be read in conjunction with, the Articles and applicable English Law.

Issued Share Capital

The Company’s issued share capital as of February 27, 2020 is 44,914,118 Ordinary Shares. Each issued Ordinary Share is fully paid. Pursuant to the Articles, subject to the provisions of the U.K. Companies Act 2006 (the “Act”), the Company may increase its share capital by allotting new shares in accordance with the Act and the Articles. The Board currently has authority, by an ordinary resolution of shareholders, through June 28, 2021 to allot up to 62,000,000 Ordinary Shares (or other equity securities, or rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of the Company).

The Company may also: by ordinary resolution consolidate and divide all or any of its share capital into shares of a larger nominal amount than its existing shares; by ordinary resolution sub-divide its shares, or any of them, into shares of a smaller nominal amount than its existing shares; and by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

In the future, the Company’s issued share capital can be determined by reference to the Company’s Quarterly Reports on Form 10-Q and Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission from time to time.

Voting Rights

Holders of the Ordinary Shares are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of Ordinary Shares are not entitled to cumulate votes for the election of directors.

Dividends

Holders of Ordinary Shares are entitled to receive such dividends as may be declared from time to time by the Company’s Board of Directors (the “Board”), such dividends to be paid out of profits available for distribution.

Right to Receive Liquidation Distributions

In the event of a voluntary winding up of the Company, the liquidator may, on obtaining any sanction required by law, divide among the shareholders (excluding shares held by any subsidiary of the Company) the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds. The liquidator may also, with the same authority, transfer the whole or any part of the assets to trustees upon any trusts for the benefit of the shareholders as the liquidator decides. No past or present shareholder can be compelled to accept any asset which could subject him or her to a liability.

Preemptive or Similar Rights

The Ordinary Shares have no conversion rights and are not subject to further calls or assessments by the Company.

The Ordinary Shares are subject to statutory pre-emption rights under English Law unless such rights are disapplied for up to five years, subject to renewal, through the adoption of a special resolution of shareholders. As stated above, currently, the Board has the authority through June 28, 2021 to allot up to 62,000,000 Ordinary Shares (or other equity securities, or rights to subscribe for or to convert or exchange any security, including convertible preference shares, convertible debt securities and exchangeable debt securities of a subsidiary, into shares of the Company ) and to exclude preemptive rights in respect of such issuances. It is expected that the Company would seek renewal of this authority from shareholders and would continue to do so in the future. The Company may also seek authorization from shareholders more frequently than every five years.

Certain Anti-Takeover Effects

The mandatory offer provisions of the Company’s Articles may have the effect of delaying, deferring or discouraging transactions involving an actual or potential change in control of the Company.

The Board is authorized, without further action of its shareholders, but subject to its statutory and fiduciary duties, to give effect to a shareholder rights plan and to fix the terms thereof.

The Board is divided into three classes, with the members of each class serving for staggered three-year terms. As a result, only one class of directors is elected at each annual general meeting of shareholders, with the other classes continuing for the remainder of their respective three-year terms. The classification of the Company’s board of directors, the lack of cumulative voting and certain limitations on shareholders’ powers to nominate directors may have the effect of making it more difficult for any party to obtain control of the Company by replacing the majority of the Board and to force an immediate change in the composition of the Board.
Transfer Agent

The transfer agent for the Ordinary Shares is Computershare Inc.

Listing

The Company’s Ordinary Shares are listed on the NASDAQ under the trading symbol “CATM.”